Exhibit (a)(1)(M)

Re: Important Information Regarding Equity Exchange Offer

ACTION REQUIRED: Signed election confirmation missing!

We have received your electronic election to participate in the exchange offer under the equity exchange program but have not yet received a signed copy of your election confirmation. Since your primary work location is outside of the United States, in addition to submitting your electronic election on the exchange offer website, you MUST provide Genworth with a signed copy of your election confirmation in order to complete your election.

Your eligible stock options will not be considered tendered unless we receive your signed election confirmation by 5:00 p.m., U.S. Eastern Time, on August 18, 2009. You can print a confirmation regarding your election by logging into the exchange offer website at http://genworth.com/optionexchange and clicking on the “Make Your Election” tab and then clicking on the “submit” button. In order to complete your election, sign your election confirmation and return it to Genworth using one of the following means:

By Email:	compensation@genworth.com

By Facsimile:	866-878-0212

By Mail or Courier:	Attention: Executive Compensation Address: 6620 West Broad Street Richmond, Virginia 23230 Contact Number: 866-931-4954

Please allow for submission or delivery time to ensure that we receive your signed election confirmation before 5:00 p.m., U.S. Eastern Time, on August 18, 2009.